PRIMERO PROVIDES 2010 GUIDANCE

Vancouver, British Columbia, September 14, 2010 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) today provided its operating outlook for 2010 including production, cash cost(1) and capital expenditure guidance.

(This news release contains forward-looking information that is subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information on page 3 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

“We are pleased to provide our first production guidance since acquiring the San Dimas mine in August,” stated President & CEO Joseph Conway. “We will generate strong revenue and cash flow from the operation. Production during the second half is expected to be consistent with first half 2010 levels, but at lower costs. The projected total cash costs do not reflect the positive impact of the amended silver purchase agreement, which we expect will start to positively affect results late in the second quarter of next year. We have also commenced an optimization and long term expansion review in order to deliver on our aggressive growth plans. In addition we look forward to providing an important exploration update in the near future.”

H2 2010 OPERATING OUTLOOK

  From August 6, 2010 (the date of acquisition) to December 31, 2010 gold production is expected to be between 37,000 and 42,000 ounces and silver production between 1,755,000 and 1,955,000 ounces. This results in gold equivalent production of between 43,000 and 49,000 gold equivalent ounces(2) , based on silver sold at $4.04 per ounce, please refer to note 3;

  From August 6, 2010 to December 31, 2010 total cash costs(1) are expected to be between $450 and $480 per gold equivalent ounce, or between $330 and $360 per gold ounce on a by-product basis;

  Capital expenditure from August 6, 2010 to December 31, 2010 is expected to be $12 million.

2010 FULL YEAR OUTLOOK

  2010 full year gold production is expected to be between 90,000 and 95,000 ounces and silver production between 4,500,000 and 4,700,000 ounces. This results in gold equivalent production of between 106,000 and 112,000 gold equivalent ounces, based on silver sold at $4.04 per ounce, please refer to note 3;

  2010 full year total cash costs(1) are expected to be between $500 and $530 per gold equivalent ounce, or between $390 and $420 per gold ounce on a by-product basis;

  Capital expenditure for the full year 2010 is expected to be $26 million.

Material assumptions used to forecast total cash costs(1) for 2010 include: $1,200 per ounce for gold; by-product silver price of $4.04 per ounce; an oil price of $95 per barrel and foreign exchange rates of 1.03 Canadian dollars and 12.63 Mexican pesos to the US dollar.

Production

In the first half of 2010, as reported by Goldcorp Inc., San Dimas produced 45,800 ounces of gold and 2,315,500 ounces of silver at a by-product cash cost(1) of $411 per ounce. This production was 16% and 11% lower, respectively, than the prior year period. Goldcorp cited lower grades and less ore contained within the development material from the deep Central Block area. Goldcorp also reported that the cash cost(1) recorded in the first half of 2010 was 45% higher than the prior year period due to lower gold production, higher operating costs and a stronger Mexican peso.

Primero expects that from August 6, 2010 to December 31, 2010 San Dimas will produce at a similar run-rate of between 37,000 and 42,000 ounces of gold and between 1,755,000 and 1,955,000 ounces(3) of silver at total cash costs(1) of between $450 and $480 per gold equivalent ounce, or between $330 and $360 per gold ounce on a by-product basis.

Gold and silver production levels on a quarterly basis are expected to be relatively steady for the remainder of 2010. The silver purchase agreement in place with Silver Wheaton Corp.(3) provides that the Company will share 50/50 with Silver Wheaton in all silver produced in excess of the silver threshold. Therefore the Company’s reported quarterly revenue will fluctuate through a twelve month period depending on when the silver threshold (3.5 million ounces during 2010 to 2014) is achieved. The year referenced in the agreement commences August 6, 2010 and is not the Company’s fiscal year. Accordingly, management expects no revenue from silver at spot prices during 2010 and given the current forecast for silver production, estimates the first revenue from silver at spot prices to be achieved during late Q2 or early Q3 2011.

The Company expects that annual gold and silver production will average 107,000 ounces and 7,100,000 ounces respectively over the next five years(4). This does not include potential results from an ongoing optimization and expansion review.

Capital Expenditures

During the first half of 2010 Goldcorp reported capital expenditures at San Dimas of $10 million. The unaudited results for the period July 1, 2010 to August 5, 2010 indicate expenditures of $4 million. Primero forecasts capital expenditures of $12 million between August 6, 2010 and December 31, 2010.

Exploration & Development

Primero expects that approximately 38,000 metres of exploration drilling will be completed at San Dimas during 2010. In addition the Company will complete approximately 20,000 metres of tunnel development before the end of the year. The Company expects to release an exploration update during September 2010.

	Goldcorp Inc.		Primero Mining
			Corp.
	Reported June 30,	Unaudited July 1,	Estimated August 6, 2010 to	Estimated Full Year 2010
	2010	2010 to August 5,	December 31, 2010
		2010
Gold produced (ounces)	45,800	7,700	37,000-42,000	90,000-95,000
Silver produced(3) (ounces)	2,315,500	429,900	1,755,000-1,955,000	4,500,000-4,700,000
Total cash costs(1) (per gold equivalent ounce)	$529*	$655	$450 - $480	$500 - $530
Total cash costs(1) - by-product (per gold ounce)	$411	$555	$330 - $360	$390 - $420
Capital expenditures (US$ millions)	10	4	12	26
*Calculated from Goldcorp Inc.’s Second Quarter 2010 Report.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become the next intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Joseph F. Conway	Tamara Brown
President & CEO	VP, Investor Relations
Tel: (416) 814 3160	Tel: (416) 814 3168
jconway@primeromining.com	tbrown@primeromining.com

(1) The Company has included the following non-GAAP performance measures in this news release: (a) total cash costs per gold equivalent ounce and (b) total cash costs on a by-product basis. Total cash costs per gold equivalent ounce is defined as cost of sales divided by the total number of gold equivalent ounces. Total cash costs on a by-product basis are calculated by deducting the by-product silver revenues from operating costs. The Company reports total cash costs on a sales basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the discussion of “Non-GAAP Measures” in the Company’s short form prospectus dated July 9, 2010 for a reconciliation of historical total cash costs to GAAP measures.

(2) “Gold equivalent ounces” include silver ounces expected to be produced and sold and converted to a gold equivalent based on a ratio of the average commodity prices for the period. The ratio used in the forecast in this news release was 297:1 based on $1,200 per ounce gold and $4.04 per ounce silver.

(3) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.04 per ounce (plus annual inflation). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first six million ounces of silver produced at San Dimas and 50% of any excess at $4.04 per ounce (plus annual inflation). The Company will receive silver spot prices only after the total threshold amount has been delivered.

(4) As indicated in the independent technical report entitled “Technical Report on the Tayoltita, San Rita and San Antonio Mines, Durango, Mexico for Goldcorp Inc. and Mala Noche Resources Corp.” dated June 1, 2010 prepared by Velasquez Spring, P.Eng. and Gordon Watts, P.Eng of Watts, Griffis and McOuat Limited, in accordance with NI 43-101.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be deemed “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding proposed growth plans for Primero, intentions to become the next intermediate gold producer, forecasted production, operating costs, and capital expenditures. The forward-looking statements are based on reasonable assumptions, including assumptions related to the availability of acquisition targets and financing requirements, and the assumptions set out elsewhere in this news release. Factors that may cause actual results to vary from anticipated results include the risks that Primero may not find acquisition targets at attractive prices, mineral reserves or resources are not as estimated, the actual results of exploration and development activities not being as anticipated, costs of production being higher than anticipated, fluctuations in the exchange rate between the Mexican Peso, Canadian dollar and US dollar, lower than anticipated grade of the ore mined, fluctuations in capital markets and other risks disclosed in the Company’s Short Form Prospectus dated July 9, 2010 available under the Company’s profile on SEDAR at www.sedar.com. Although Primero believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Primero’s management on the date the statements are made. Primero undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.